March 24, 2011

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:                               Your Letters Dated March 1, 2011 (the “Follow-Up Comment Letter”) and January 25, 2011, Regarding Bally Technologies, Inc.’s Form 10-K for the Fiscal Year Ended June 30, 2010 (“2010 Form 10-K”) and Form 10-Q for the Quarterly Period Ended December 31, 2010 (“Q2 2011 Form 10-Q”)

Dear Mr. Krikorian:

Bally Technologies, Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity this process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission” or the “SEC”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Follow-Up Comment Letter, with Staff’s comments presented in bold italicized text. In response to the Follow-Up Comment Letter the Company offers the following responses:

Form 10-K for the Fiscal-Year Ended June 30, 2010

Financial Statements and Financial Statement Schedule

Consolidated Statements of Cash Flows, page F-1

1.               You indicate in your response to prior comment 3 that the development financing loans are not utilized by customers to purchase products from the Company. Explain why these financing loans to customers are considered separate from the revenue arrangements. In this regard, explain the provisions that may require the facility to reserve a portion of the total gaming footprint for the placement of the Company’s gaming devices and those that may require accelerated payment terms based on a percentage of the net-win from gaming devices sold or leased to these customers (as noted from your disclosure on page 10 of your Form 10-Q for the quarterly period ended December 31, 2010). Cite the authoritative guidance relied upon. For example, tell us how you considered the guidance in ASC 605-25-25-3 and ASC 985-605-55-4.

Response:

We have extended development financing loans to one customer in Italy and to one customer in Alabama for costs associated with each customer’s opening or expansion of gaming facilities. In both cases, we agreed to provide financing because of our ability to secure revenue arrangements with these customers. The following provides additional information with respect to the terms of the financing with each customer.

Italy Customer:

•                  The customer was seeking financing assistance from gaming suppliers to assist in funding up-front license fees charged by the regulator to the customer for the right to operate the gaming devices.

•                  In exchange for the financing, the customer agreed to enter into a revenue arrangement involving the operation and lease of video lottery terminals for a nine-year period.

•                  The financing consists of two loan tranches. The first loan totaled €7.5 million and requires fixed quarterly repayments over the nine-year term with no stated interest rate. The second loan totaled €7.5 million and requires one balloon payment at the end of the nine-year term with no stated interest rate.

•                  Fees pursuant to the revenue arrangement related to the first loan tranche are based on a percentage of net win from the gaming devices with a minimum fee per day; fees pursuant to the revenue arrangement related to the second loan tranche are based on a percentage of net win from the gaming devices with no minimum fees. In both cases, the pricing terms of the revenue arrangement were within a reasonable range of our normal gaming operations arrangements.

•                  As of the current date, we have provided the funding under the loan arrangements and no revenue has been recognized under the revenue arrangement as the lease has not yet commenced.

Alabama Customer:

•                  The customer was seeking financing from gaming suppliers to assist in funding the development of a master-planned, mixed-use, gaming and entertainment facility.

•                  In exchange for the financing, the customer committed to a five-year revenue arrangement for the lease of our gaming devices, including a provision granting us a minimum placement of gaming devices at the customer’s site. Fees under the lease are based on a percentage of net win from the gaming devices. The pricing terms under the lease were considered to be within a reasonable range of our normal gaming operations arrangements.

•                  We provided the customer $5 million of financing. Terms include monthly payments over a five-year period based on the greater of a fixed minimum monthly payment which included interest or a percentage of the net win generated from the gaming devices. Payments in excess of the fixed minimum would be applied as a reduction of the principal balance thereby accelerating the repayment term.

•                  Due to a sudden change in the regulatory environment in this jurisdiction, the customer ceased operations shortly after opening the facility. At that time, we fully impaired the note receivable as noted on page F-22 of our 2010 Form 10-K. No revenue associated with the Alabama arrangements has been recognized by the Company.

In recording the loan funding for the Italy customer, we referenced ASC 835-30-25-4, 25-5 and 25-6, which addresses the issuance of notes for cash and other rights and privileges. Specifically, we note the guidance in ASC 835-30-25-6 which states:

“A note issued solely for cash equal to its face amount is presumed to earn the stated rate of interest. However, in some cases the parties may also exchange unstated (or stated) rights or privileges, which are given accounting recognition by establishing a note discount or premium account. In such instances, the effective interest rate differs from the stated rate. For example, an entity may lend a supplier cash that is to be repaid five years hence with no stated interest. Such a non-interest-bearing loan may be partial consideration under a purchase contract for supplier products at lower than the prevailing market prices. In this circumstance, the difference between the present value of the receivable and the cash loaned to the supplier is appropriately regarded as an addition to the cost of products purchased during the contract term. The note discount shall be amortized as interest income over the five-year life of the note, as required by Section 835-30-35.”

As the notes with the Italy customer included no stated interest and we obtained the right to a gaming operations revenue arrangement, in accordance with ASC 835, we recorded the note at estimated fair value using a discount at a current interest rate with an offset to an intangible asset. The corresponding intangible asset represents the right to the gaming operations revenue arrangement for the nine year period and will be amortized as an offset to revenue over the lease term.

We recognize that the arrangements with these two customers represent multiple-element arrangements; however such elements include revenue deliverables and a lending arrangement. ASC 605-25-25-3 and ASC 985-605-55-4 address the circumstances under which separate contracts may be considered a single, multi-element revenue arrangement. In considering such guidance we determined that the terms of the revenue arrangement include arrangement fees that were within our normal range of our pricing practices. Further, because of the guidance in ASC 835-30-25-6, we recognized a discount on the notes based on the difference between the present value of the note payments and the cash loaned to the customer, resulting in the recognition of the notes at fair value.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-14

2.               You indicate in your response to prior comment 4 that Systems Software transactions include software deliverables that do not meet the scope exception because the software and hardware elements do not function together to deliver the tangible product’s essential functionality. Further explain the basis for concluding that the software deliverables included in Systems Software transactions do not meet the scope exceptions in ASC paragraph 985-605-15-4, and address how you considered each of the items in ASC paragraph 985-605-15-4A. As part of your response, describe the nature of and relationship between each of the software and hardware elements included within your Systems Software transactions. In this regard, we note from your discussion on page 8 that your Systems business includes hardware such as player-interface devices and specialized system-based hardware products.

Response:

Our Systems revenue consists of the licensing of casino enterprise software and the sale of related hardware. We also provide software maintenance and professional services to our customers.

Systems Software. Our systems software consists of programs that help casino management more effectively run their business with marketing, data management and analysis, accounting, player tracking and security features. We license core Slot and Table Management Systems (“SMS” and “TMS”) and casino marketing systems (“CMS”) that connect with SMS and TMS to provide gaming operators player-loyalty solutions comparable to frequent guest programs offered in other leisure and retail industries.

Systems-Based Hardware. Our systems-based hardware includes servers, routers and ancillary equipment sold in support of our SMS and TMS software, and player interface devices which connect gaming devices via an industry standard protocol (usually SAS or G2S) to SMS and CMS; thereby allowing two-way communication to interact with players via color multimedia graphics or scrolling text. Since system protocols are proprietary, our player interface devices are designed to communicate upstream exclusively to our systems, but can communicate downstream to any manufacturer’s gaming device via SAS or G2S.

We recognize that ASC 985-605-15-4 provides a scope exception for “software components of tangible products that are sold, licensed, or leased with tangible products when the software components and nonsoftware components of the tangible product function together to deliver the tangible product’s essential functionality.” In applying this guidance we carefully considered each of the items identified in the subparagraphs within ASC 985-605-15-4A. We identified certain factors that supported a view that we would qualify for the scope exception, and others that supported a view that we did not qualify for the scope exception. The following summarizes our consideration of each of the items identified in ASC 985-605-15-4A:

•                  (a) If sales of the tangible product without the software elements are infrequent, a rebuttable presumption exists that software elements are essential to the functionality of the tangible product.

•                  In our consideration of the impact of the sales of our player interface devices, we note that we routinely sell player interface devices without the licensing of our systems software.

•                  We also considered the fact that the player interface devices we sell facilitate communication and transfer of data between gaming devices and information residing within our systems software on servers and related databases. We also evaluated the functionality of the devices and determined that our player interface devices include standalone functionality to the user and provide for the communication of data that is used by the systems software.

•                  In our consideration of the impact of the sales of servers, routers and other ancillary equipment, we note that we generally only sell such products in connection with the sale and installation of our systems software. However, our systems software is not essential to the functionality of those tangible products. Further, we note that we do not manufacture such products, but rather represent a reseller of the equipment to facilitate implementation of our software at our customer sites. Those products contain operating system software from the manufacturer which is necessary to provide the essential functionality of that tangible product.

•                  We considered the fact that our systems software runs on servers and utilizes routers that we sell. In evaluating this factor, we evaluated the essential functionality of both the systems software and the tangible products (i.e. servers, routers and ancillary equipment). In this regard, we concluded that the essential functionality of our systems software is based upon the software functionality rather than the functionality of any of the tangible products that we sell with the software systems. We determined that the functionality of the servers and routers was secondary to our systems software as such tangible products can be and are used in a variety of environments unrelated to the use of our systems software.

•                  (b) A vendor may sell products that provide similar functionality, such as different models of similar products. If the only significant difference between similar products is that one product includes software that the other product does not, the products shall be considered the same product for the purpose of evaluating (a).

•                  We do not sell similar products where one product includes software and the other does not.

•                  (c) A vendor may sell software on a standalone basis. The vendor may also sell a tangible product containing that same software. The separate sale of the software shall not cause a presumption that the software is not essential to the functionality of the tangible product.

•                  We sell our systems software without tangible systems-based hardware; however, we recognize software under software revenue recognition guidance.

•                  (d) Software elements do not need to be embedded within the tangible product to be considered essential to the tangible product’s functionality.

•                  As noted in our discussion under item (a) above, our evaluation of this item was factored into our consideration of item (a) above.  In evaluating the essential functionality of our systems software, we concluded that such software is not essential to the functionality of the servers, router and ancillary equipment.  We recognize that the functionality of the player interface devices is enhanced with the use of our systems software; however, we also concluded that such devices have stand-alone functionality and also serve as a mechanism to access our systems software.

•                  (e) The nonsoftware elements of the tangible product must substantively contribute to the tangible product’s essential functionality. For example, the tangible product should not simply provide a mechanism to deliver the software to the customer.

•                  As discussed above, our player interface devices include functionality enhanced by accessing our systems software, but also have stand-alone functionality and serve as a mechanism to access our systems software.

As indicated above, we identified certain factors suggesting we could meet the scope exception for our systems software, and other factors suggesting that we did not meet the scope exception. In reaching our overall judgment, we weighed the significance of each of the factors in items (a) through (e) of ASC 985-605-15-4A and we also considered how we market and sell our systems software. We note that the significant features and functionality of our systems software are based upon the features of the software rather than the features and functionality of any of our tangible products. Further, the marketing and sale of our software does not focus on the features and functionality of our systems-based hardware, but rather focuses on the features and functions of our software. Accordingly, we believe that our systems software should be accounted for under software revenue recognition rules.

3.               Based on your response to prior comment 4, it is our understanding that you account for Gaming Equipment arrangements differently from Gaming Systems arrangements. As such, consider further segregating your discussion of gaming equipment and systems revenue to identify the nature of each different type of multiple-deliverable arrangement, the significant deliverables within each type of similar arrangement, the general timing of delivery or performance of service for each deliverables within the arrangements, and the general timing of revenue recognition for each significant unit of accounting. Refer to ASC 605-25-50. In this regard, we note your modified disclosure in your Form 10-Q for the quarterly period ended December 31, 2010. Your discussion of revenue from the sale of gaming devices should identify any other deliverables included in the arrangements, such as software and hardware maintenance. You should also clarify which types of arrangements include licenses to software on a perpetual or term basis.

Response:

In our future filings we will further segregate our discussion of Gaming Equipment and Systems revenue arrangements to identify the nature of each different type of multiple-deliverable arrangement, the significant deliverables within each type of similar arrangement, the general timing of delivery or performance of service for each deliverables within the arrangements, and the general timing of revenue recognition for each significant unit of accounting.

With respect to our gaming devices we will further clarify that such arrangements generally do not include software and hardware maintenance. We will also clarify that our systems software arrangements include licenses to software under both perpetual and term licensing arrangements.

4.               We note the clarification to your discussion of arrangement fee allocation in your accounting policies disclosure in response to prior comment 5. Further clarify your disclosure to indicate which deliverables you use VSOE of selling price and which deliverables you use ESP. For example, your disclosure continues to indicate that you use both VSOE and ESP for the system-based hardware deliverable.

Response:

We use both VSOE of selling price and ESP for the System-Based Hardware deliverables as noted in our prior response. Our use of the word ‘combination’ in our Revenue Recognition footnote was intended to acknowledge that we use both VSOE and ESP in allocating the arrangement fee; but in all cases, following the hierarchy required under ASC 605-25-30-2.

We respectively note your request for further clarification in our disclosure to indicate which deliverables we use VSOE of selling price and which deliverables we use ESP. In future filings, beginning with our Form 10-Q for the quarterly period ended March 31, 2011, we will supplement our disclosure as follows:

“In allocating the arrangement fees to separate deliverables in accordance with the relative selling price method, the Company used VSOE for all products sold on a stand-alone basis, except for newly introduced products that do not yet have an adequate history of stand-alone sales.  The Company used ESP for products that are not sold on a stand-alone basis and for recently introduced products that are sold on a stand-alone basis but for which a history of stand-alone sales has not yet been developed. Following these guidelines, the Company used either VSOE of selling price or ESP for gaming devices, system-based hardware products, maintenance and product support fees associated with perpetual licenses and professional services; and ESP for perpetual and time-based software licenses and maintenance and product support fees associated with time-based licenses.”

5.               In response to prior comment 6, you indicate that you have a history of collecting all amounts due under extended payment term arrangements. Explain how you assess whether your historical experience is based on sufficiently similar arrangements. In this regard, we note that you have recently provided a greater amount of payment terms for periods up to three years to select customers and you expect to continue to extend credit for longer terms in fiscal year 2011. In addition, please tell us whether you have changed your accounting policy for these types of arrangements, and, if so, the basis for the change. In this regard, we note your disclosure on your Form 10-K for the fiscal year ended June 30, 2009 indicating that revenue is deferred until cash is received for arrangements with payment terms more than 24 months.

Response:

In concluding that our historical payment history is based on sufficiently similar arrangements, we considered the following:

•                  Nature of the Customer: As a gaming supplier, all of our customers are gaming entities subject to extensive regulatory oversight and requirements. These regulatory requirements vary by jurisdiction, and generally include regulatory assessment and investigation of the entity, its owners and key management team and an evaluation as to the customer’s financial condition.

•                  Historic Collection Experience with the Customer:  The regulatory barriers to entry within the gaming industry results in a fairly static customer base. Accordingly, the majority of our extended payment term arrangements are with customers who have a long credit and collection history with us.

•                  Terms of the Arrangement:  The terms of our extended payment term arrangements require monthly installment payments which reduce the outstanding receivable balance each period. The terms of these arrangements have historically varied for periods up to three years.

•                  Nature of the Product Sold:  All of our products are used by gaming entities in their core operations. We have predominately offered extended terms under our arrangements for the sale of gaming devices. The economic life of these products is greater than the extended payment term period.

We recognize and have disclosed in our annual and quarterly filings that the current economic environment has increased the demand for extended payment term arrangements and that our use of extended payment term arrangements has and will continue to increase. We have carefully monitored such arrangements and the impact to our assessment as to whether the arrangement fees under such arrangements are considered fixed and determinable and are probable of collection.

Prior to fiscal year 2010, we limited the recognition of revenue on extended payment term arrangements to 24 months, and deferred revenue for arrangements with terms that exceeded 24 months. During fiscal year 2010, we concluded that we could recognize revenue on the sale of certain tangible products with terms up to three years. Our conclusion considered the results of our payment history analysis, which indicates that we have not provided concessions to such customers during the term of the previous arrangements with terms up to three years and we have successfully collected our fees under such arrangements.  We also considered the implication of our adoption of the new revenue guidance related to the scope of products that fall under software revenue recognition guidance; specifically, the fact that effective July 1, 2009, our gaming devices were no longer under software revenue recognition guidance. We note that under software accounting guidance there is a presumption that any term that exceeds 12 months results in an arrangement fee that is not considered fixed and determinable and such presumption can only be overcome by evidence that the vendor has a standard business practice of using long-term or installment contracts and a history of successfully collecting under the original payment terms without making concessions. In considering the accounting guidance for nonsoftware arrangements, SAB Topic 13 requires registrants to consider the software revenue guidance in evaluating the impact of extended payment term arrangements on the recognition of revenue. As noted above, we evaluated the impact of such terms and concluded, based on our history of collections and the nature of our gaming devices (specifically, that there has not been any issues with technological obsolescence over the term of such arrangements) that we could recognize revenue on the sale of certain tangible products with terms up to three years.

In our evaluation of the change from 24 to 36 month payment terms as our benchmark for revenue recognition, we did not consider this to represent a change in accounting, but rather a refinement in the term of the benchmark based upon changes in facts and circumstances. We also considered the impact of this change in fiscal year 2010 for potential disclosure and concluded that no additional disclosure was necessary as the impact of additional revenue recognized in 2010 for arrangement terms from 24 to 36 months was not material to the consolidated financial statements.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Other Income (Expense), Income Tax Expense and Net Income Attributable to Noncontrolling Interests, page 28

6.               You identify several factors contributing to the decrease in income tax expense for the three and six months ended December 31, 2010 compared to the prior interim periods. Tell us what consideration you gave to quantifying the amount that each source contributed to the changes. In addition, tell us what consideration you gave to providing disclosures discussing the current and potential impact on liquidity associated with the repatriation of earnings of foreign subsidiaries. In this regard, tell us and consider disclosing the purpose of repatriating earnings from your Indian subsidiary, the amount of cash and investments that are currently held by your foreign subsidiaries, and the tax impact of repatriating remaining undistributed earnings of foreign subsidiaries. See Item 303(b) of Regulation S-K, Section III.D of SEC Release 33-6835, and Section IV of SEC Release 33-8350.

Response:

As noted on page F-35 of our 2010 Form 10-K, undistributed earnings held by our foreign subsidiaries totaled $15.4 million as of June 30, 2010. As of December 31, 2010, the amount of undistributed earnings and the amount of cash and investments held by our foreign subsidiaries was $18.7 million and $18.1 million, respectively, before the repatriation of earnings from our India subsidiary. Net of the repatriation, undistributed earnings of our foreign subsidiaries was $10.2 million. We estimate the tax impact of repatriating the remaining undistributed earnings would be immaterial. Our decision to repatriate earnings from foreign subsidiaries was made to accumulate cash at the parent level and to improve management of foreign currency related risks. Specifically, by reducing our cash balances in foreign subsidiaries, we limit our exposure to fluctuating foreign currency gains and losses period over period.

In future filings, we will disclose the following: “As of (March 31, 2011), the amount of cash and investments held by foreign subsidiaries was ($xx million). If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds.”

Item 303(b)(2) of Regulation S-K requires that registrant’s “discuss any material changes in the registrant’s results of operations” and that Instruction 3 to Item 303(b) of Regulation S-K provides that “the discussion required by this paragraph (b) is required to focus only on material changes” and that the “causes for the changes shall be described.” Also, per the guidance in Section III.D of SEC Release 33-6835, “An analysis of changes in line items is required where material and where the changes diverge from changes in related line items of the financial statements, where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue.”

In our disclosure in our Q2 2011 Form 10-Q, we identified several factors that contributed to the net decrease in income tax expense for the three and six months ended December 31, 2010, including discrete items related to an IRS settlement, the reinstatement of the research and development tax credit, deferred tax expense on the repatriation of earnings from our India subsidiary and other changes in our uncertain tax positions. We did not quantify the effect of each of the individual factors listed that contributed to the net decrease in income tax expense because no individual item was considered material to the consolidated financial statements. As a result, we determined that it was necessary to describe the sources of the change but not the quantification of each source individually.

In addition to the requirements of Section 303(b) noted above, Section IV of SEC Release 33-8350 discusses certain matters that may affect a registrant’s liquidity and that they should be disclosed “to the extent material.” The amount of cash and foreign investments held by foreign subsidiaries and the repatriation of earnings of foreign subsidiaries was not material to the consolidated financial statements for the six months ended December 31, 2010 and did not have nor are expected to have a significant impact on liquidity. Disclosures for the tax impact of repatriating remaining undistributed earnings of foreign subsidiaries will be included in our Annual Report on Form 10-K, if material.

*  *  *  *  *

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

BALLY TECHNOLOGIES, INC.

By:	/s/Neil Davidson
Neil Davidson
Senior Vice President, Chief Financial Officer and Treasurer
Bally Technologies, Inc.

Cc:	Richard M. Haddrill
Chief Executive Officer

Bally Technologies, Inc.

Robert L. Guido

Chairman of the Audit Committee

Bally Technologies, Inc.